February 21, 2020

William Broms
Chief Executive Officer
BRIX REIT, Inc.
3090 Bristol Street
SUITE 550
Costal Mesa, CA 92626

       Re: BRIX REIT, Inc.
           Post-Qualification Amendment No. 6 to Form 1-A
           Filed February 5, 2020
           File No. 024-10767

Dear Mr. Broms:

       We have reviewed your amendment and do not have any comments.



        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:    Gregory W. Preston, Esq.